July
8, 2025



Dalia Osman Blass
Sullivan & Cromwell LLP
1700 New York Avenue, N.W.
Suite 700
Washington, D.C. 20006-5215


       Re: Allianz SE: Section 9(a) of the Investment Company Act of 1940 (File No. 812-
       15337)


Dear Ms. Blass:

        We confirm receipt of your letter dated July 7, 2025. We understand that your client will be proceeding on the basis described in your letter. Based solely on the information provided in your letter, we do not object and have no further questions.



                                                    /s/ Marc Mehrespand

                                                    Marc Mehrespand
                                                    Acting Assistant Chief
Counsel
                                                    Division of Investment
Management
                                                    Chief Counsel   s Office
            TELEPHONE: 1-202-956-7500
            FACSIMILE: 1-202-956-7676                                 1700 New
York Avenue, N.W.
               WWW.SULLCROM.COM

Suite 700

Washington, D.C. 20006-5215

        ______________________

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BRUSSELS     FRANKFURT     LONDON     PARIS


BEIJING     HONG KONG     TOKYO


   MELBOURNE     SYDNEY




July 7, 2025

Holly Hunter-Ceci
Chief Counsel,
Division of Investment Management,
Securities and Exchange Commission,
100 F Street, NE,
Washington, DC 20549.


        Re:      Allianz SE: Section 9(a) of the 1940 Act (File No. 812-15337)

Dear Ms. Hunter-Ceci:

        We write on behalf of Allianz SE and its current and future affiliates (together, the
   Allianz Entities   ) to inform you that Allianz Global Investors U.S. LLC (
 AGI US   ) has been
terminated as a legal entity. As a result, the Allianz Entities that were formerly disqualified under
Section 9(a)(3) of the Investment Company Act of 1940, as amended (the    1940
Act   ), due to
their affiliation with AGI US are no longer subject to (i) disqualification under Section 9(a)(3)
and (ii) the 9(c) Order.1

Factual Updates

        We note the following factual developments that have occurred since AGI US became subject to disqualification under Section 9(a)(1) of the 1940 Act and the issuance of the 9(c)
Order:

    x   Within 10 weeks of the AGI US becoming subject to disqualification under Section
        9(a)(1) of the 1940 Act, Allianz SE completed the sale (or, in some cases, dissolution) of the U.S. registered fund business of AGI US to third parties.


1
        In the Matter of Allianz Global Investors U.S. LLC, et al, (File No. 812-15337, Release Nos. IC-34587
        (May 17, 2022) (notice and temporary order) and 34616 (June 14, 2022) (permanent order) (together, the
           9(c) Order   ).
     x   By May 2023, AGI US had fully exited its remaining private fund and separately
        managed accounts businesses and withdrew its registration with the SEC as an investment adviser. Following that date, AGI US did not engage in any further asset
        management activities (or any other business)     rather, it existed
solely for the purpose of
        resolving all remaining tasks required prior to cancellation, including resolving or moving all vendor contracts to other entities and analyzing and preparing corporate books and records relating to any residual liabilities.
    x   AGI US   s Certificate of Formation was cancelled on June 14, 2024.2 As a result, AGI
        US has ceased to exist as a legal entity.

Legal Analysis

         Section 9(a)(1) of the 1940 Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any registered investment company, or as principal underwriter for any open-end fund, unit investment trust or face amount
certificate company if the person    within 10 years has been convicted of any
felony or
misdemeanor . . . arising out of such person   s conduct    as a broker,
dealer, investment adviser or
bank, among other things. Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a
company any    affiliated person    of which is disqualified under the
provisions of Section 9(a)(1).
   Affiliated person    is defined in Section 2(a)(3) of the 1940 Act to
include, among others,
   (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . .

        As we have discussed with the staff of the Division of Investment
Management (   Staff   ),
our view is that, in the absence of an    affiliated person    that is subject
to disqualification under
Section 9(a)(1) or 9(a)(2), Section 9(a)(3) by its terms does not apply. Accordingly, we believe that, because AGI US has been terminated as a legal entity, Allianz SE and the Allianz Entities
no longer have any    affiliated person    that is subject to a conviction or
injunction that would
lead to disqualification under Section 9(a)(1) or Section 9(a)(2).

        Therefore, in our view, under a plain reading of the statutory language, the Allianz
Entities are no longer subject to (i) disqualification under Section 9(a)(3) of the Act and (ii) the
9(c) Order.3 We have discussed our reading of the statutory language with the Staff. Accordingly, barring any objections or further questions from the Staff, the Allianz


2
        On June 14, 2024 at 1:04 pm, AGI US filed a Certificate of Cancellation with the Secretary of State of the
        State of Delaware, in accordance with the provisions of 6 Del. C. 18-203, to cancel its Certificate of
        Formation. The Certificate of Cancellation states that    [t]his
Certificate of Cancellation shall be effective immediately upon filing.

3
        Allianz Investment Management LLC, Allianz Life Financial Services, LLC, Allianz Life Insurance
        Company of North America, Allianz Life Insurance Company of New York, Pacific Investment
        Management Company LLC and PIMCO Investments LLC were granted permanent exemption under the
        9(c) Order. As a result of the dissolution of AGI US, these entities would not be subject to disqualification under Section 9(a)(3) of the 1940 Act, and therefore these entities no longer need to rely upon the 9(c)
        Order or comply with any conditions of the 9(c) Order.


                                                         -2-
 Entities intend to cease compliance with the 9(c) Order and will not consider themselves disqualified under Section 9(a)(3). We request that the Staff confirm receipt of this letter.



If you have any questions about this matter, please contact me at 202-956-7594.

                                                                     Sincerrel

ely,

yy,,
                                                                     Sincerely,


                                                                     D li Osman
                                                                     Dalia O
Bl

Blass

       cc:
               Frederick Wertheim
               Ken Li
               Marie-Louise Huth




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